Filed by Enterprise Products Partners L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Oiltanking Partners, L.P.

Commission File No.: 333-200608

On January 29, 2015, Enterprise Products Partners L.P. (“Enterprise”) held a webcast conference call to discuss its financial and operating results for the three months and year ended December 31, 2014. During the conference call, references were made to the proposed merger of Oiltanking Partners, L.P. (“Oiltanking”) with a subsidiary of Enterprise. Enterprise is filing a transcript of the conference call, and a replay of the conference call will be posted on Enterprise’s website, www.enterpriseproducts.com.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In furtherance of the proposed merger, Enterprise has filed a registration statement with the SEC that includes a proxy statement of Oiltanking that also constitutes a prospectus of Enterprise. The registration statement was declared effective by the SEC on January 9, 2015. On January 15, 2015, Oiltanking and Enterprise began mailing the definitive proxy statement / prospectus to Oiltanking unitholders of record as of the close of business on the January 2, 2015 record date. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Enterprise or Oiltanking has filed or may file with the SEC in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF ENTERPRISE AND OILTANKING ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders can obtain free copies of these documents and other documents filed with the SEC by Enterprise or Oiltanking through the web site maintained by the SEC at www.sec.gov. Copies of the registration statement and the definitive proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to Investor Relations at (713) 381-6812.

Enterprise, Oiltanking and their respective general partners, and the directors and certain of the management of the respective general partners, may be deemed to be “participants” in the solicitation of proxies from the unitholders of Oiltanking in connection with the proposed merger. Information about the directors and executive officers of the respective general partners of Enterprise and Oiltanking is set forth in each company’s Annual Report on Form 10-K for the year ended December 31, 2013, and in subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the sources referenced above. Other information regarding the persons who may be participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the registration statement, proxy statement/prospectus and other relevant materials that have been filed with the SEC.

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EDITED TRANSCRIPT

EPD - Q4 2014 Enterprise Products Partners LP Earnings Call

EVENT DATE/TIME: JANUARY 29, 2015 / 03:00PM GMT

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JANUARY 29, 2015 / 03:00PM GMT, EPD - Q4 2014 Enterprise Products Partners LP Earnings Call

CORPORATE PARTICIPANTS

Randy Burkhalter Enterprise Products Partners L.P. - VP, Investor Relations

Mike Creel Enterprise Products Partners L.P. - CEO

Jim Teague Enterprise Products Partners L.P. - COO

Randy Fowler Enterprise Products Partners L.P. - EVP and CFO

Al Martinez Enterprise Products Partners L.P. - SVP, NGL Marketing and Supply

Bill Ordemann Enterprise Products Partners L.P. - Group SVP, Unregulated Liquids, Crude and Natural Gas Services

Leonard Mallett Enterprise Products Partners L.P. - Group SVP, Engineering

Tony Chovanec Enterprise Products Partners L.P. – SVP, Fundamentals and Strategic Assessment

Graham Bacon Enterprise Products Partners L.P. - Group SVP, Operations and EHS&T

CONFERENCE CALL PARTICIPANTS

JR Weston Raymond James & Associates, Inc. - Analyst

Mark Reichman Simmons & Company International - Analyst

Matthew Phillips Clarkson Capital Markets - Analyst

Ted Durbin Goldman Sachs - Analyst

Ross Payne Wells Fargo Securities, LLC - Analyst

Jeremy Tonet JPMorgan - Analyst

TJ Schultz RBC Capital Markets - Analyst

Noah Lerner Hartz Capital - Analyst

Michael Blum Wells Fargo Securities, LLC - Analyst

John Edwards Credit Suisse - Analyst

Danilo Juvane BMO Capital Markets - Analyst

Charles Marshall Capital One Securities - Analyst

James Jampel HITE Hedge Asset Management LLC - Analyst

PRESENTATION

Operator

Good morning. My name is Stephanie and I will be your conference operator today. At this time, I would like to welcome everyone to the Enterprise Products Partners 4Q 2014 earnings conference call. (Operator Instructions)

Thank you. Randy Burkhalter, Vice President of Investor Relations, you may begin your conference.

Randy Burkhalter - Enterprise Products Partners L.P. - VP, Investor Relations

Thank you, Stephanie. Good morning, everyone, and welcome to the Enterprise Products Partners’ fourth-quarter 2014 earnings conference call. Our speakers today on the call will be Mike Creel, CEO of Enterprise’s general partner; followed by Jim Teague, Chief Operating Officer; and then Randy Fowler, our Executive Vice President and Chief Financial Officer. Other members of our senior management team are also in attendance for the call today.

During this call, we will make forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934 based on the beliefs of the Company as well as assumptions made by and information currently available to the Enterprise’s management team. Although management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Please refer to our latest filings with the SEC for a list of factors that may cause actual results to differ materially from those in the forward-looking statements made during this call.

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JANUARY 29, 2015 / 03:00PM GMT, EPD - Q4 2014 Enterprise Products Partners LP Earnings Call

And with that, I’ll turn the call over to Mike.

Mike Creel - Enterprise Products Partners L.P. - CEO

Thanks, Randy. 2014 was another record year for Enterprise, with the partnership reporting a 10% increase in gross operating margin to a record $5.3 billion and with all five of our business segments reporting higher gross operating margin compared to 2013.

We had record liquid pipeline volumes of 5.3 million barrels per day, record NGL fractionation volumes of 824,000 barrels per day, and record fee-based natural gas processing volumes of 4.8 billion cubic feet a day. Cash distributions as declared with respect to 2014 increased 5.8% to $1.45 per unit and that’s after adjusting for the 2-for-1 unit split that occurred in August.

We generated $4.1 billion of distributable cash flow in 2014, providing 1.5 times coverage of the cash distribution declared with respect to 2014, while at the same time retaining $1.4 billion of cash to reinvest in the growth of the partnership and to reduce our reliance on the capital markets.

We ended the year on a strong note, with fourth-quarter results that included a 5% increase in gross operating margin to $1.4 billion, supported by increased gross operating margins from each of our onshore crude oil pipelines and services, offshore pipelines and services, and petrochemical and refined products services segments. We benefited from $4.1 billion of new fee-based assets that began service in 2014, including the ATEX and Front Range Pipelines, the expansion of the Mid-America Pipeline, the SEKCO Oil Pipeline, the Seaway Loop Pipeline, and additional storage at our ECHO crude oil terminal.

Earlier this month, we announced an increase in our cash distribution to $0.37 per unit with respect to the fourth quarter of 2014. That’s a 5.7% increase over the distribution declared with respect to the same quarter of last year. This is our 42nd consecutive quarterly increase and our 51st increase since our IPO in mid-1998. Enterprise generated $1.1 billion of distributable cash flow in the quarter, again providing 1.5 times coverage to the cash distribution we will pay next week.

Gross operating margin from our NGL pipelines and services was $705 million for the quarter, 4% lower than the fourth quarter of 2013. Our natural gas processing and related NGL marketing business reported gross operating margin of $257 million for the quarter compared to $339 million for the fourth quarter of last year.

Gross operating margin from our natural gas processing plants decreased $43 million, primarily due to lower processing margins and lower equity NGL production from certain plants. And gross operating margin from our NGL marketing business was down $39 million on lower margins.

Gross operating margin from our NGL pipelines and storage business increased $68 million or 27% to $317 million for the quarter. The largest component of this increase was $35 million from our ATEX ethane pipeline, which went into service in January of 2014.

Oiltanking Partners contributed $19 million of gross operating margin in this segment for the quarter and Mid-America and Seminole pipeline systems reported an $11 million increase in gross operating margin. The Texas Express pipeline and gathering system and the Front Range pipeline also contributed to the increase in gross operating margin.

Gross operating margin from the NGL fractionation business was $18 million lower than in the fourth quarter of last year, primarily due to decreased revenues from product blending, partially offset by increased gross operating margin from higher fractionation volumes.

Total fractionation volumes for the fourth quarter of 2014 increased 7% over the same quarter of last year to 837,000 barrels per day. Gross operating margins in the onshore crude oil pipelines and services segment was up 40% to $228 million this quarter from $163 million in the fourth quarter of last year, with crude oil pipeline volumes unchanged at 1.3 million barrels per day for both quarters. Gross operating margin for this segment included $35 million from the consolidated results of Oiltanking Partners’ crude oil terminals.

Gross operating margin from our ownership interest in the Seaway crude oil pipeline increased $12 million, primarily due to an increase in revenues associated with the 512 mile, 30-inch Seaway Loop pipeline that began commercial service at the beginning of December. Our West Texas, South Texas, and Eagle Ford JV crude oil pipelines and the ECHO terminal reported an aggregate a $19 million increase in gross operating margin.

Our petrochemical and refined product services segment had a 13% or $24 million increase in gross operating margin to $199 million for the quarter. Our propylene fractionation business reported a $25 million increase in gross operating margin, primarily due to higher sales margins and sales volumes. The indicative spread between refinery grade and polymer grade propylene was up 44% this quarter compared to the fourth quarter of last year.

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JANUARY 29, 2015 / 03:00PM GMT, EPD - Q4 2014 Enterprise Products Partners LP Earnings Call

Our refined products pipelines and related services business reported a $17 million increase in gross operating margin. Our Beaumont marine terminal, which was reactivated in May of 2014, contributed $6 million of gross operating margin. And gross operating margin for this segment also included $7 million from the consolidated results of Oiltanking Partners.

Gross operating margin from the offshore pipelines and services segment increased $14 million to $42 million in the fourth quarter of 2014, primarily due to the SEKCO oil pipeline, which began operations in July 2014 and contributed $8 million of gross operating margin for the quarter. We are pleased with our results for 2014 and especially for the fourth quarter, given the headwinds from the decline in commodity prices.

Average NGL prices were down 32% and WTI crude prices were down 25% in the fourth quarter of 2014 compared with the same quarter of 2013. In 2014, Enterprise common units provided our partners a total return of 13.3%, assuming the reinvestment of distributions. This compares to a total return for the Alerian MLP Index of 4.8%.

We are very focused on controlling costs, while at the same time working to develop new projects to add value for our investors. We believe our fee-based, integrated and diversified business model positions us to succeed in a challenging commodity price environment such as we have now and our financial flexibility and healthy distribution coverage provides the ability for us to continue distribution growth while pursuing our growth plans. We have $6.1 billion of high quality organic growth projects currently under construction that should be completed in 2015 and 2016 that will add additional cash flows.

Looking ahead, the Oiltanking Partners unitholder meeting to approve the merger is scheduled for February 13, two weeks from tomorrow, and we expect to close the merger soon thereafter. After operating the Oiltanking assets for the last three months, we believe we will exceed our initial expectations of approximately $30 million of annual synergies and cost savings. Jim will talk a little more bit more about this in a moment.

We are excited about the future and remain confident in the ability of our management team and dedicated employees to find and execute on new opportunities to add value to our partnership. We want to thank our customers, our debt and equity investors, and our bank group for their continued support as we look forward to 2015.

With that, I’ll turn the call over to Jim.

Jim Teague - Enterprise Products Partners L.P. - COO

Thank you, Mike. I’m not sure how one can start this without a few comments about the recent sharp downturn in hydrocarbon prices. Global energy markets are somewhere between turmoil and chaos. We have no clue how low prices may go or how long they will stay depressed, but then nor does anyone else.

We do know that Enterprise typically thrives on change, that we perform and grow in both the up and down cycles.

These kind of market cycles is just the way it’s always been. If you don’t believe that, all you have to do is read Daniel Yergin’s The Prize. And playing off that, we picked up a few prizes in past downturns, as people found themselves unprepared or in denial about downcycles.

We purchased MAPL when its owner couldn’t withstand the one-two punch from extended low processing margins followed by the merchant industry downturn that resulted from the Enron collapse. We acquired GulfTerra when the owner of its GP found themselves with weak finances because of that same Enron collapse.

Neither do we know how low rig counts will go, especially by play or how long they stay depressed. But the US oil and gas industry is not going to dry up and go away. The US very much remains the focus of global markets.

Global markets understand that we have more hydrocarbon resources than we’re going to need and much of the world’s production comes from some very unstable places in the Middle East, Venezuela, and North Africa. They also understand that oil prices aren’t going to help many of these countries’ geopolitical dynamics.

As demand grows, weak economies won’t be here forever. And the US continues to move forward from a position of shortage to one of surplus. Rebalancing of global markets is going to continue to take place and the US oil and gas industry will not be denied.

We believe and are confident that the Eagle Ford and the Permian are going to continue to be bright spots for this industry. Both of these plays enjoy substantially higher netbacks because of their proximity to the Gulf Coast.

Enterprise has been a key midstream provider in the Eagle Ford. We have a large and expanding asset base in the Permian, where we are currently adding processing and NGL pipeline capacity. Like our assets in the Eagle Ford, these Permian assets will feed other Enterprise systems and provide our customers flow assurance and market choices.

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JANUARY 29, 2015 / 03:00PM GMT, EPD - Q4 2014 Enterprise Products Partners LP Earnings Call

If you have to go through a downturn, the Eagle Ford and the Permian are not a bad place to have in your backyard. There’s no doubt that 2015 will present significant challenges across the entire upstream and therefore related midstream value chain. Margins will be thinner and landing new projects will be competitive. However, all of the assets we have recently constructed or have under construction are backed by long-term commitments.

In addition, many of these new assets are backed by volume commitments that ramp up over the next several years, providing us with not only stable but also increasing revenues. The Enterprise business model thrives on dislocation and adding value by capturing opportunities when there is chaos.

One reason is because we have a robust marketing function in each of our business units that are very good at capturing the opportunities that are always created in this kind of market. Our assets are integrated and make up systems and it’s that integration and that system that create more opportunities than others might see.

As we head into 2015, we have new tools for NGLs, ATEX, Aegis, additional processing in the Permian, significant expansions of our LPG export capacity, and we are building a large scale ethane export facility at Morgan’s Point.

For crude, our new Rancho 2 pipeline is nearly complete. We have recently put the Seaway Loop in service. We’re nearing the completion of our crude oil distribution system on the Houston Ship Channel, and we have growing processed condensate export business that complements both our crude oil systems and our LPG export business.

In addition, many of our crude assets are connected to Cushing, which is rapidly coming back into play because of the dislocation of waterborne barrels caused by the current depressed price environment.

For petrochemicals and refined products, we continue to construct our PDH facility, which is going well. That’s backed 100% by strong customers. In addition, our repurposed and expanded refined products export facility is beating our expectations. In fact, it’s sold out.

For natural gas, in addition to heavy integration with our processing business, our Texas and Louisiana gas assets lie right through the heart of the Gulf Coast, where approximately 75% of natural gas demand growth is expected to take place.

And finally, there’s Oiltanking and its integration. This was a strategic acquisition. We had no position on the Houston Ship Channel. That was a key driver. We wanted a position there.

Further, our ECHO terminal is sold out for the next five-plus years and will evolve into more operational storage than merchant storage. If you look at the capacity of just our Eagle Ford and Seaway pipelines, ECHO represents less than six days of storage and we intend to build more pipe.

And finally, our entire LPG export business, which we are in the process of nearly doubling, is housed at Oiltanking. This business has grown into a significant part of our value chain and is key to our strategy and frankly one where we felt it important to have control of our own destiny.

We are in the process of introducing our culture and our business model to Oiltanking. We’re also in the process of plumbing our systems so that Oiltanking assets can serve a broader range of both producers and consumers and offer a larger menu of services. The integration is going a lot better than we planned.

In summary, it would be nice if prices were higher and the environment was such that money was falling from the sky. Those days are over for now. Today, we are in an environment where you have to be relentless about managing your costs and where you have to look for and earn every penny.

Looking for and picking up pennies is a lot harder than catching money falling from the sky. Some have never done it. Markets change; markets are never static. Our systems are tightly integrated, which gives us flexibility.

Our people work as a team. We know how to manage our costs and our finances are second to none. We’ve quickly made the transition in our actions to an environment of low prices.

It’s really about your people’s attitude and their drive. We are relentlessly driven to capture every opportunity that environments like this invariably create. We know how to do it. We’ve been here before.

And with that, I’ll turn it to Randy.

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JANUARY 29, 2015 / 03:00PM GMT, EPD - Q4 2014 Enterprise Products Partners LP Earnings Call

Randy Fowler - Enterprise Products Partners L.P. - EVP and CFO

Thank you, Jim. I would like to take a few more minutes to discuss additional income statement items for the quarter as well as capitalization.

Before I discuss net income and earnings per unit, I would like to make a few comments about changes in revenues and operating costs and expenses on the income statement. Since these measures are influenced in large part by changes in commodity prices, they are not necessarily good indicators of the performance of a midstream company.

In general, higher commodity prices will increase revenues attributable to the sale of NGLs, natural gas, crude oil, and refined products, while at the same time also increasing the associated cost of sales and operating costs and expenses. This is why we believe gross operating margin is a better performance-based measure.

We had a significant decrease in revenues and associated cost of sales this quarter compared to the fourth quarter of 2013, yet gross operating margin was up 5%. So to those of you who follow us in the industry closely, I apologize for preaching to the choir again, but there are members of the general business media who will customarily overemphasize these changes in revenues exclusively. Now to EPU.

Net income was $681 million for the fourth quarter of 2014 compared to $706 million for the fourth quarter 2013. On a fully diluted basis, net income attributable to limited partners was $0.34 per unit for the fourth quarter of 2014 compared to $0.37 for the same quarter in 2013.

Net income and EPU were reduced by non-cash impairment charges in the fourth quarter of 2014 of $16 million or $0.01 per unit. Net income for the fourth quarter of 2014 was also reduced by $21 million or another $0.01 per unit for severance costs and costs related to the acquisition of ownership interests in Oiltanking.

G&A costs were $64 million for the fourth quarter of 2014 compared to $49 million in the same quarter of 2013. We had approximately $11 million of expenses related to the Oiltanking Partners acquisition this quarter and increased compensation expenses.

Interest expense increased $43 million to $241 million this quarter, primarily due to higher debt balances, which were primarily attributable to the funding of the cash consideration paid for Oiltanking and our growth capital expenditures. We also had a $13 million decrease in capitalized interest due to assets being placed into service.

Excluding the consideration for Oiltanking, our growth capital investments were $1.1 billion for the fourth quarter of 2014 and $3.2 billion for the full year. Sustaining capital expenditures were $107 million for the fourth quarter of 2014 and $369 million for the full year. We currently expect growth capital expenditures for 2015 to be approximately $3.5 billion and sustaining capital expenditures to be approximately $380 million.

Adjusted EBITDA for the year ended December 31, 2014, including EBITDA associated with Oiltanking for the full year, was $5.4 billion. Our consolidated leverage ratio of debt to adjusted EBITDA was 3.85 times for the year ended December 31, 2014, after adjusting for 50% equity treatment of the hybrid debt securities by the credit rating agencies. At December 31, 2014, we had consolidated liquidity of $4.2 billion, which included $4.1 billion available borrowing capacity under our credit facilities.

In addition to the $1.4 billion of retained distributable cash flow, we raised approximately $390 million through our distribution reinvestment plan, our at-the-market equity issuance program, and our employee unit purchase plan during 2014. At December 31, 2014, the average life of our debt is 14.1 years, using the first call date for the hybrids, and our effective average interest cost of debt was 4.8%.

As Mike mentioned, we have an Oiltanking Partners unitholder meeting scheduled on February 13. A simple majority of the votes are required to approve the merger, which we expect to close soon after the meeting.

The contribution from the consolidated results of Oiltanking for the fourth quarter was approximately $63 million to gross operating margin, $27 million to operating income, $25 million to net income, and $11 million to net income attributable to limited partners.

Before taking questions, I would like to mention that Enterprise’s Schedule K-1s are expected to be available online by noon central time on February 27 and Oiltanking’s Schedule K-1s are expected to be available online on February 16.

With that, Randy, I think we are ready for questions.

Randy Burkhalter - Enterprise Products Partners L.P. - VP, Investor Relations

Okay, thank you. Stephanie, we are ready to take questions from our listeners.

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JANUARY 29, 2015 / 03:00PM GMT, EPD - Q4 2014 Enterprise Products Partners LP Earnings Call

QUESTION AND ANSWER

Operator

(Operator Instructions) JR Weston, Raymond James.

JR Weston - Raymond James & Associates, Inc. - Analyst

My first question is just kind of thinking about the ethane export terminals’ scale and scope. And with the forward curve for crude where it is and spot ethylene prices depressed, in a lot of cases, that puts propane and butane ahead of ethane with regard to ethylene margins.

So I was just kind of curious if that had changed the way global petchems are thinking about US ethane? And then if in turn, that it kind of changed any of your thoughts around evaluating expansion options at the ethane terminal?

Jim Teague - Enterprise Products Partners L.P. - COO

We — what do we have, Al? About 80%? Yes, we are sold out about 80% on that capacity. If we don’t sell another barrel, it’s still a heck of a project. Those are ten-year contracts, but we are also in negotiations with three or four people, Al? So I fully expect ethane to be sold out.

And if I look at — I’m trying to find this. I’m looking at margins on ethylene of about — on ethane about $0.35 a pound. That’s not depressed to me.

JR Weston - Raymond James & Associates, Inc. - Analyst

Sure, great. I appreciate the color. And just kind of maybe a follow-up on that. Again, based on a forward outlook for commodity prices, how much US ethane export capacity do you think the US will need by, say, the end of the decade?

Jim Teague - Enterprise Products Partners L.P. - COO

How much export capacity will we need?

JR Weston - Raymond James & Associates, Inc. - Analyst

Yes.

Jim Teague - Enterprise Products Partners L.P. - COO

I don’t have a clue, JR. I don’t know. I know there’s going to be — we’ve got plenty of ethane in this country. The question is do you export it or people build more — I had one major petrochemical ask me — he thought we were — if they were underinvesting us. The fact that we are building an export terminal says you are underinvesting. Who knows?

JR Weston - Raymond James & Associates, Inc. - Analyst

Okay, great, appreciate the color. I guess maybe then just shifting gears, thinking about the Oiltanking acquisition now and the integration of those assets. Is there any change based on the current crude oil price environment and the spread volatility? Has there been any change in thinking about the organic buildout of those assets, both at the Houston Ship Channel and in the Beaumont/Port Arthur locations?

Jim Teague - Enterprise Products Partners L.P. - COO

Absolutely no change. We are moving forward. And in fact, I think we may in fact — where is Bob? We’re probably going to — we’ve got some acreage that we got by virtue of this acquisition that we will build more tankage on that.

I’m looking around at who knows that. Yes, that 58 acre piece. We’ve got our — there’s a lot of demand that we’re seeing for storage, but there’s also a lot of demand for water access.

JR Weston - Raymond James & Associates, Inc. - Analyst

Okay, great. That’s all I had. Thank you.

Operator

Mark Reichman, Simmons.

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JANUARY 29, 2015 / 03:00PM GMT, EPD - Q4 2014 Enterprise Products Partners LP Earnings Call

Mark Reichman - Simmons & Company International - Analyst

Good morning. Just a few items. Could you speak to the LPG export environment? I guess we’ll get maybe a little more view if we are able to see Oiltanking’s results, but can you just provide your outlook for what you’re seeing in the last quarter and what your expectations are going forward, particularly with respect to contract versus spot volumes?

Jim Teague - Enterprise Products Partners L.P. - COO

I think we are pretty well fully contracted, Al? And when people look at the Arb, they put in the spot charter rates when they look at that Arb and it looks pretty tight. Most of our customers I think, Al, have their own ships or have time chartered ships or have — what you call those? Whatever that other way is they get shipped.

But we haven’t had a single cargo canceled. And frankly, we don’t really have any spot opportunities because we are sold out. Al?

Al Martinez - Enterprise Products Partners L.P. - SVP, NGL Marketing and Supply

Correct.

Mark Reichman - Simmons & Company International - Analyst

Okay. And then —

Jim Teague - Enterprise Products Partners L.P. - COO

And when we do have a cargo canceled, we still get — make the same amount of money.

Mark Reichman - Simmons & Company International - Analyst

Right, right. And with respect to Seaway, what were the volumes for the month of December and how do you expect those to ramp up over the next quarter or two?

Bill Ordemann - Enterprise Products Partners L.P. - Group SVP - Unregulated Liquids, Crude and Natural Gas Services

This is Bill. We’ve seen the volumes ramping up over the month of December and toward the end of the year when we brought the Loop pipeline on. I think these are primarily Canadian barrels we’re seeing. Our expectation is they’re going to continue to ramp up over the course of the year.

Jim Teague - Enterprise Products Partners L.P. - COO

Aren’t we pretty well sold out?

Bill Ordemann - Enterprise Products Partners L.P. - Group SVP - Unregulated Liquids, Crude and Natural Gas Services

Yes, we are pretty well sold out on Seaway.

Mark Reichman - Simmons & Company International - Analyst

Right. So what were average volumes, say, in December?

Bill Ordemann - Enterprise Products Partners L.P. - Group SVP - Unregulated Liquids, Crude and Natural Gas Services

I don’t have that number on the top of my head.

Jim Teague - Enterprise Products Partners L.P. - COO

Can we get back to you? Randy will get you.

Mark Reichman - Simmons & Company International - Analyst

Sure.

Randy Burkhalter - Enterprise Products Partners L.P. - VP, Investor Relations

Yes, I will call you with that.

Mark Reichman - Simmons & Company International - Analyst

And then also is there any update on ATEX? I saw the notice on the rupture this week. Any new information with regard to when you might expect that back in service?

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JANUARY 29, 2015 / 03:00PM GMT, EPD - Q4 2014 Enterprise Products Partners LP Earnings Call

Jim Teague - Enterprise Products Partners L.P. - COO

We’re currently —

Mark Reichman - Simmons & Company International - Analyst

I guess you’re already making partial deliveries, right? It’s just two fractionators that are unable to inject into the system?

Graham Bacon - Enterprise Products Partners L.P. - Group SVP - Operations and EHS&T

That’s correct on the two. We are currently working with regulatory officials and we are thinking approximately two weeks before we will resume operations.

Mark Reichman - Simmons & Company International - Analyst

Okay. And the coverage was actually very strong this quarter and it just seems like you have the wherewithal to withstand the downturn in commodity prices. But what impact has this really sudden change in the commodity price environment have on your outlook for distribution growth and also how you evaluate your capital investments?

Mike Creel - Enterprise Products Partners L.P. - CEO

On the distribution growth, Mark, it really hasn’t had a change and that’s why we are pretty conservative about how we manage our balance sheet and our cash flows to be able to make it through these types of cycles. We’ve done it before. You can look back 2008, 2009, see what we’ve done there.

With respect to capital, it really doesn’t affect our ability to spend money. Our customers’ desire for assets may change. They may push out the need for certain assets. And I think you can see that where we may have thought our CapEx would’ve been closer to $4 billion for 2015, we’re looking at something that’s closer to $3.5 billion. But it’s not a function of our ability to fund those investments, it’s a function of our customers and their needs and their timing.

Mark Reichman - Simmons & Company International - Analyst

Great, thank you very much.

Operator

Matthew Phillips, Clarkson.

Matthew Phillips - Clarkson Capital Markets - Analyst

You had a pretty significant uptick on onshore crude margins sequentially from the third quarter. What all was driving that? Was that a function of the Seaway Loop or —

Bill Ordemann - Enterprise Products Partners L.P. - Group SVP - Unregulated Liquids, Crude and Natural Gas Services

I think it’s primarily the Seaway Loop and our continued buildout at ECHO.

Randy Fowler - Enterprise Products Partners L.P. - EVP and CFO

Matthew, there was also — including Oiltanking’s results around their crude oil business. That was also a nice adder for the quarter also.

Matthew Phillips - Clarkson Capital Markets - Analyst

Okay, great, thanks. And then you just touched on this on your CapEx program, but have you seen any sort of project cost come down yet, like you’re seeing — some guys are seeing on the services side? Or is it too soon to tell whether or not maybe that helps accretion on some of the larger projects you all have going on?

Leonard Mallett - Enterprise Products Partners L.P. - Group SVP - Engineering

I do expect some prices to come down — this is Leonard. But I haven’t seen that just yet. But we fully expect some prices to come down. We are seeing a little bit of downturn in some steel prices already, though, but nothing yet on labor.

Matthew Phillips - Clarkson Capital Markets - Analyst

Okay, great. And then last one for me, could you all talk a bit about the condensate export market? It’s similar to ethane exports, naphtha prices have come off considerably and much more competitive for petchem consumption.

Is this still the growth area that you thought it was? Obviously, several more companies have tried to enter this market, but the actual cargoes hitting the water hasn’t been all that high yet.

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9

JANUARY 29, 2015 / 03:00PM GMT, EPD - Q4 2014 Enterprise Products Partners LP Earnings Call

Jim Teague - Enterprise Products Partners L.P. - COO

We are exporting a couple of cargoes a month and that’s what we have the capability to do. Right now, we are de-bottlenecking some constraints. And as I said earlier, plumbing our facilities with Oiltanking’s facilities.

This is a supply driven business and the supplies are here. And ultimately, they will move. And it has a lot to do with the Brent and WTI spread. So I would expect that you’re going to continue to see volumes flow and we are pretty excited about the role we’re going to play in that.

Matthew Phillips - Clarkson Capital Markets - Analyst

Okay, great, thank you.

Operator

Ted Durbin, Goldman Sachs.

Ted Durbin - Goldman Sachs - Analyst

Just coming back to your customers, I’m wondering if there’s been any change in your ability to capture some of the returns that you’ve historically targeted for some of your spending or because they are feeling more constrained on cash flows. Are they pushing you on the returns that you will get for your projects?

Mike Creel - Enterprise Products Partners L.P. - CEO

Ted, as you know, when we sanction these big projects, we generally have contracts in place. So we are not seeing people come — asking us to renegotiate contracts before you even got a facility up.

Ted Durbin - Goldman Sachs - Analyst

Yes, it’s more on the forward that you’re sort of out there negotiating and I’m even just thinking about the Bakken pipeline that you canceled and kind of what you are seeing there in terms of producer willingness to pay the rates you are marketing.

Mike Creel - Enterprise Products Partners L.P. - CEO

Yes, I think the Bakken pipeline probably got a lot more press than it deserved. It was an exploratory open season to see if there was any interest. There’s not. There wasn’t for us, at least.

With respect to other projects, I think that certainly it’s going to be competitive market. Jim alluded to that in his comments, but it has been in the past as well. I think that it is going to be balanced by the fact that there may be a lot of players that would have been active in building some of these assets that maybe don’t have the financial wherewithal to do it now.

So we’re not going to do projects that don’t make sense for the partnership and I don’t see us significantly reducing the rates of returns that we see on our projects.

Ted Durbin - Goldman Sachs - Analyst

Fair enough. Maybe just switching over to the — your customers on the petrochemical side. We saw the Sasol delay or deferral of the GTL play yesterday. I’m wondering if you’re hearing other projects that might be more risked in the new commodity world?

Jim Teague - Enterprise Products Partners L.P. - COO

No, I haven’t seen any. They continue to build — I have not seen a single cracker deferred. And we are dealing with a couple of companies that we’re not talking too much about that are looking at building crackers that would be fed by Aegis. So quite the contrary.

Ted Durbin - Goldman Sachs - Analyst

Okay, great. And then last one for me, just the BIS clarification on condensate that we got at the end of the year. Any implications for you, for volumes, or for the industry in terms of how much might actually move?

Bill Ordemann - Enterprise Products Partners L.P. - Group SVP - Unregulated Liquids, Crude and Natural Gas Services

No, I don’t really think so. I don’t think there was anything in those FAQs that came out that surprised us or — I’m really not sure there was anything in there that surprised the industry. Certainly not the people we’re dealing with. It’s status quo for us.

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10

JANUARY 29, 2015 / 03:00PM GMT, EPD - Q4 2014 Enterprise Products Partners LP Earnings Call

Ted Durbin - Goldman Sachs - Analyst

Great, I will leave it at that. Thanks.

Operator

Ross Payne, Wells Fargo.

Ross Payne - Wells Fargo Securities, LLC - Analyst

Your fee-based processing volumes are down just a little bit, but I thought — I was wondering if you guys could talk about what kind of geographical areas might be impacted more than others? And second of all, equity NGLs were down a decent amount and if you can kind of delve into that just a little bit more. Thanks.

Bill Ordemann - Enterprise Products Partners L.P. - Group SVP - Unregulated Liquids, Crude and Natural Gas Services

While Randy is looking at numbers, I think the place we may be seeing some of those fee-based volumes coming off more than anywhere is probably up in the Rockies.

And in the second part of your question with the NGLs — equity NGL volumes going out. A lot of our equity NGLs are what I would call — well, it’s our choice whether to recover that ethane or not when our producers going to conditioning mode. And for a good part of the fourth quarter, I believe, we elected to reject that ethane when we had been recovering it.

We look at that on variable costs and ethane got depressed enough that we reduced our ethane production during that period of time. So if there’s any swing at all in those equity volumes, I would say the vast majority of it was ethane that we had an election to process if we desired but didn’t have to.

Ross Payne - Wells Fargo Securities, LLC - Analyst

Okay, that makes a lot of sense. Obviously, you guys are starting to export a lot of condensate in here. Any thoughts on whether or not the Republican Congress may open up the doors to other crude exports?

Jim Teague - Enterprise Products Partners L.P. - COO

I wouldn’t touch that, Ross, with a 10 foot pole. (laughter)

Ross Payne - Wells Fargo Securities, LLC - Analyst

Okay, that’s it for me, then.

Operator

Jeremy Tonet, JP Morgan.

Jeremy Tonet - JPMorgan - Analyst

Just wanted to follow up a little bit when you talk about the growth CapEx spend for 2015. Originally thought it might be $4 billion and now might be $3.5 billion. I’m just wondering are those projects things that are moved off the table or just deferred at this point? And would you be able to share on any color on what types of projects those would be?

Mike Creel - Enterprise Products Partners L.P. - CEO

Jeremy, I think for the most part, it’s just delaying projects for bit.

Jim Teague - Enterprise Products Partners L.P. - COO

Say again?

Mike Creel - Enterprise Products Partners L.P. - CEO

I said, we were talking about the changing CapEx. I said for the most part, it’s a delay in the timing of these projects.

Jeremy Tonet - JPMorgan - Analyst

And is that more on gathering and processing? Are you able to share with us anything as far as what parts of midstream might be changing more?

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11

JANUARY 29, 2015 / 03:00PM GMT, EPD - Q4 2014 Enterprise Products Partners LP Earnings Call

Jim Teague - Enterprise Products Partners L.P. - COO

Let me just lay out there. One of the things we’re looking at is we will probably adjust the timing on Frac 9, as we’ve seen — we think the appetite for it right at this moment is not what we expected it to be. And we’re not canceling it; we’re just pushing it out.

Jeremy Tonet - JPMorgan - Analyst

That makes sense. And on your existing frac capacity, how contracted is it? Maybe not just the new builds, but some of the other, older frac assets. The market has been pretty tight. Have you guys contracted that out? Could you provide me any color there?

Jim Teague - Enterprise Products Partners L.P. - COO

We are pretty much fully contracted. We’re going to get paid, even if we’re not running at rates because those are demand fee contracts. Frankly, whenever people are in full mode, we’re overcontracted and swinging product to Louisiana. So we’re in pretty good shape on our fractionators.

Jeremy Tonet - JPMorgan - Analyst

That makes sense. That’s helpful. That’s it for me, thank you.

Operator

TJ Schultz, RBC Capital.

TJ Schultz - RBC Capital Markets - Analyst

Randy, in the past, you’ve provided details on the amount of CapEx that is needed to support your current pace of distribution growth. And certainly given the benefits of your structure, that’s a lot lower required capital spend than what you budget even in 2015.

But the two biggest variables there certainly are funding mix and the assumed returns, so just looking for any color on leverage you may be targeting at the end of this year to try to understand how you’re thinking about funding mix? And then as you evaluate your balance sheet for new projects, what kind of unlevered returns are you assuming or how has that base case changed on growth capital, just given some of the market competition out there right now?

Randy Fowler - Enterprise Products Partners L.P. - EVP and CFO

TJ, I think that chart that we worked up and has been — that’s been in several investor presentations, really I think that chart is still applicable. If you would, we provide a range in there on unlevered returns on capital from the projects of anywhere from 10% all the way up to 17.5%. So I think that’s still a good operating range.

Frankly, I think the CapEx that we show there, whether you come in and fund it with distributable cash flow exclusively or with a 50-50 mix of debt equity. And again, what we were assuming there that that debt equity split would be the incremental EBITDA, that the debt that you would use would be like four times that incremental EBITDA.

I think that still pointed you to the bandwidth of anywhere from $1 billion to about $1.5 billion, maybe up to $1.7 billion in growth CapEx to keep a 6% distribution growth.

Mike Creel - Enterprise Products Partners L.P. - CEO

TJ, bear in mind that that ignores the distribution coverage that we have currently of 1.5 times.

Randy Fowler - Enterprise Products Partners L.P. - EVP and CFO

So TJ, one of the things we’re looking to do is we will come in and refresh that slide for our analyst meeting that will be coming up here probably in about 30 days.

TJ Schultz - RBC Capital Markets - Analyst

Okay, good. I appreciate it. That’s all I had, thanks.

Operator

Noah Lerner, Hartz.

Noah Lerner - Hartz Capital - Analyst

Quick question for Jim. I appreciate the candor and the honesty about not knowing where prices are going, but obviously, you guys must have some kind of internal opinion. So I’m just trying to get a sense of — in the current environment, how does that factor into your deliberations on long-term planning?

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12

JANUARY 29, 2015 / 03:00PM GMT, EPD - Q4 2014 Enterprise Products Partners LP Earnings Call

And specifically, do you still see additional opportunities for exports in the current environment? We don’t know if it’s going to be six months or six years, so I’m just curious — obviously, you have to deal with that on a day-to-day basis. How is that taken into account as you try to grow the Company long term?

Jim Teague - Enterprise Products Partners L.P. - COO

First of all, you don’t look at pump prices, you look forward on the curve and you look at with the curve says the market is going to be. And if you look forward, Tony, $60, $65 in that environment, we feel pretty good.

So we are not — we don’t look at today’s — what is it, $45 or whatever. We don’t look at that as okay, that’s what it’s going to be. We look forward and see what the market thinks it’s going to be in the future. Is that fair, Tony?

Tony Chovanec - Enterprise Products Partners L.P. - SVP - Fundamentals and Strategic Assessment

It’s fair. Clearly, the markets are out of balance currently. They will not be out of balance forever.

Noah Lerner - Hartz Capital - Analyst

Okay. So then you think the long-term price will be back up to that $65, $70 and the Strip is correct?

Jim Teague - Enterprise Products Partners L.P. - COO

More importantly, I think that’s what the market thinks.

Noah Lerner - Hartz Capital - Analyst

Okay. So the market will contract with that belief for the long term, looking out several years?

Jim Teague - Enterprise Products Partners L.P. - COO

I think so.

Noah Lerner - Hartz Capital - Analyst

Okay. Great, thanks a lot.

Operator

Michael Blum, Wells Fargo.

Michael Blum - Wells Fargo Securities, LLC - Analyst

I guess just back to the LPG exports for a second. I understand that you are contracted out, but I guess I’m just looking for a little insight if you have it on what are the activity levels look like and how has that changed with the spreads in the ground?

Jim Teague - Enterprise Products Partners L.P. - COO

Go ahead, Al.

Al Martinez - Enterprise Products Partners L.P. - SVP, NGL Marketing and Supply

The activity level hasn’t changed. There’s been a lot of discussion that it will change, but we are seeing it consistent. We’ve had no cancellations. As Jim stated earlier, we’re — based on our numbers, we are contracted out. So our spot opportunities are very limited.

An example, as we hear people talk about the possibility of cancellations, we’re still receiving inquiries if we can provide spot opportunities. Through 2017, we are under contract. And so our spot opportunities are very limited. So we are focused on our term contracts.

Jim Teague - Enterprise Products Partners L.P. - COO

Michael, part of it I think is we’ve been doing this a long time and we’ve built up pretty strong relationships and we talk to our customers on a daily basis. So these guys — I think if they’re going to cancel somebody, I don’t think it’s us first.

Michael Blum - Wells Fargo Securities, LLC - Analyst

Okay, no, that’s very helpful. I appreciate it. Just one or two other quick ones. So notwithstanding Oiltanking, which I guess I would view as sort of a special situation, I would say for the last few years, you’ve been more apt to focus internally because you’ve had such a big organic growth opportunity and less on M&A.

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13

JANUARY 29, 2015 / 03:00PM GMT, EPD - Q4 2014 Enterprise Products Partners LP Earnings Call

I guess my question is given the changing landscape and some more wounded companies, and obviously, you guys are holding out much better, do you think that — does that change your thinking at all in terms of how you think about corporate M&A?

Mike Creel - Enterprise Products Partners L.P. - CEO

Michael, I don’t think it changes the way we think about M&A. We’ve been active in M&A markets in the past in times where there were opportunities that made sense, back in 2002, 2004, where companies were hurting.

And you’re right, there’s probably companies that are hurting today, but they may be hurting a little more six months from today. And if opportunities present themselves, assets that fit our system, yes, we will take a look at them. But we’re not going to chase them.

And M&A has to compete with our organic projects as well. I don’t think our philosophy has changed over time; I think the markets change over time and we act when it makes sense.

Michael Blum - Wells Fargo Securities, LLC - Analyst

Okay. And then last question, sort of a macro question. Just effectively, just trying to get a — what’s your view of what’s going to happen here to US NGL supply growth? Or do you think that will actually start to come down? As crude production will come down here to some extent and some gas production, you’ve got a lot of associated gas and so there’s obviously a big NGL component to that. Just kind of curious for your broad thoughts on where supply heads from here.

Tony Chovanec - Enterprise Products Partners L.P. - SVP - Fundamentals and Strategic Assessment

This is Tony. We will start with oil. We forecast what we think production is going to be in the US and Canada. We show, like most people do, that oil volumes still grow in 2015, so you can expect the same for NGLs. About 40% of our NGLs come from crude or condensate. After that, in a $60 to $65 environment, the growth for the bulk of those is going to change.

But I will tell you for both of those, we do not see that growth going to zero or that trajectory turning around. And that’s not what we’re seeing from our customers; it’s not what you hear when you see them cutting their budgets. They are high grading just like you would expect them to and keeping that curve somewhat up lower on that curve. We’re going to update those curves and publish them at our analyst meeting in a month.

Michael Blum - Wells Fargo Securities, LLC - Analyst

Got it. Thank you very much, guys.

Operator

John Edwards, Credit Suisse.

John Edwards - Credit Suisse - Analyst

So I guess I just want to ask the question a little differently on the outlook. How are you seeing the opportunity set rotate in the current environment? Either both positive and negative.

You did say I think you are seeing natural gas processing and fractionation, if I heard you right. That is being delayed, but any other comments you can make with respect to opportunity rotation that you’re seeing?

Mike Creel - Enterprise Products Partners L.P. - CEO

I think what you heard us say was that we were looking at delaying the timing of a fractionator, not processing. And we have a pretty robust capital program for 2015, 2016.

Going further out, it really depends on what our customers want and what the market needs. So again, it’s hard to predict two years out where commodity prices are going to be and what producers want.

But we think that if there is a prolonged slump in energy prices, there’s going to be fewer companies that can provide those midstream services. And so we think we are pretty well positioned.

John Edwards - Credit Suisse - Analyst

Okay. So as far as specific change in the opportunity set, you are not really seeing it hit yet — is that fair to say?

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14

JANUARY 29, 2015 / 03:00PM GMT, EPD - Q4 2014 Enterprise Products Partners LP Earnings Call

Mike Creel - Enterprise Products Partners L.P. - CEO

Well, we certainly see upstream customers reassessing their capital programs, which kind of drives the need for some midstream assets. But again, we see companies that are going to be stressed. And when you go through a borrowing based redetermination that’s going to be coming up in the spring and again in the fall, it may focus those companies on the need to sell assets.

And again, if there are high quality assets at the right price, it’s something that we will consider. So it’s no different than any other cycle that we’ve gone through. Priorities change, opportunities change.

John Edwards - Credit Suisse - Analyst

Okay. That’s helpful. And that’s all I had then. Thank you.

Operator

Danilo Juvane, BMO Capital.

Danilo Juvane - BMO Capital Markets - Analyst

All of my questions have been hit. But just as a quick follow-up, are there any basins of preference that you guys would like to acquire assets? Jim, you mentioned the Eagle Ford and Permian have been pretty stable in this environment. Is that where you’re focusing on being opportunistic?

Jim Teague - Enterprise Products Partners L.P. - COO

Yes, I think — in terms of expanding?

Danilo Juvane - BMO Capital Markets - Analyst

Yes.

Jim Teague - Enterprise Products Partners L.P. - COO

I think we are pretty well positioned in the Eagle Ford and we certainly are looking at projects. We talk about what we’re doing in the Permian and we would love to do more.

Danilo Juvane - BMO Capital Markets - Analyst

Any thoughts about entering a new basin — the Bakken, for instance — or is that too much of a risk at this point?

Jim Teague - Enterprise Products Partners L.P. - COO

Mike said it earlier, that project got more coverage than it probably deserved. Let me go step further. We did that because a producer that we do a lot of business with asked us to do that and were supporting us.

We couldn’t get the traction on it. I think we thought it was a long shot from the beginning. And maybe somebody else can do it. But we weren’t able to pull it off and frankly, I’m kind of glad we didn’t.

Danilo Juvane - BMO Capital Markets - Analyst

Okay, appreciate the color. That’s it for me, guys. Thank you.

Operator

Charles Marshall, Capital One Securities.

Charles Marshall - Capital One Securities - Analyst

I believe in your opening comments, you alluded to Oiltanking synergies coming in better than $30 million a year. Can you quantify the new synergy number?

Mike Creel - Enterprise Products Partners L.P. - CEO

No.

Charles Marshall - Capital One Securities - Analyst

Fair enough.

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15

JANUARY 29, 2015 / 03:00PM GMT, EPD - Q4 2014 Enterprise Products Partners LP Earnings Call

Mike Creel - Enterprise Products Partners L.P. - CEO

My lawyer’s standing here looking at me. We’ve got a unitholder meeting coming up. Once we get a better handle on it after the merger, we may add some additional color.

Charles Marshall - Capital One Securities - Analyst

Okay, I appreciate that. And then just a follow-up on Oiltanking. Can you quantify the CapEx spend related to those assets for 2015? Can you break that out for us or is that still lawyers in the room?

Mike Creel - Enterprise Products Partners L.P. - CEO

I think that’s more appropriate for Oiltanking to answer.

Charles Marshall - Capital One Securities - Analyst

Okay. That’s all I had, thank you.

Operator

Andy Gupta, HITE Hedge.

James Jampel - HITE Hedge Asset Management LLC - Analyst

Hi, it’s actually James Jampel from HITE. Could you update your outlook for crude in the Gulf of Mexico, both short term and especially long term, if that $60 to $65 crude price bears out to be what really happens.

Tony Chovanec - Enterprise Products Partners L.P. - SVP - Fundamentals and Strategic Assessment

Yes, this is Tony. Those Gulf of Mexico projects have a really long lifecycle. And so the things that are going to come on three years from now started as much as five years or more ago.

But the success of finding hydrocarbons in the Gulf of Mexico is substantial. What we’ve generally done on our production curves is delay them from where we would’ve been two years ago, but that doesn’t change what we’re seeing in the resource at all. And that really isn’t a function of price; it’s just a function of resources available and just regulation slowing things down.

James Jampel - HITE Hedge Asset Management LLC - Analyst

All right. Did you say a two-year delay?

Tony Chovanec - Enterprise Products Partners L.P. - SVP - Fundamentals and Strategic Assessment

Yes. So as a general rule, where we might have had — I’m just going to give you a number. Where we might have by 2018, say, a number of 1.2 or 1.3 incremental barrels, that number might be at 700 today. It doesn’t mean that that rock changed; it just means those projects have slowed down.

James Jampel - HITE Hedge Asset Management LLC - Analyst

So that’s a substantial decline in the expected growth in the Gulf in the out years in your models?

Tony Chovanec - Enterprise Products Partners L.P. - SVP - Fundamentals and Strategic Assessment

When we look at our model, our growth is actually up. We’re just — continue to push it out as these projects getting delayed. Not by decades, just by years.

Mike Creel - Enterprise Products Partners L.P. - CEO

That’s good from a macro standpoint, but recognize that the offshore is a pretty small component of our gross operating margin.

James Jampel - HITE Hedge Asset Management LLC - Analyst

Right. How do you see it impacting the need for further infrastructure in the Gulf?

Tony Chovanec - Enterprise Products Partners L.P. - SVP - Fundamentals and Strategic Assessment

Our assets are very well positioned as to what’s going on with all the new oil in the Gulf of Mexico. And we think there’s going to be more assets needed in the Gulf of Mexico to move oil.

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16

JANUARY 29, 2015 / 03:00PM GMT, EPD - Q4 2014 Enterprise Products Partners LP Earnings Call

Mike Creel - Enterprise Products Partners L.P. - CEO

And importantly, we also have available capacity to move more volumes than existing assets.

Tony Chovanec - Enterprise Products Partners L.P. - SVP - Fundamentals and Strategic Assessment

Correct.

Bill Ordemann - Enterprise Products Partners L.P. - Group SVP - Unregulated Liquids, Crude and Natural Gas Services

And to give you some flavor, we are negotiating a deal right now. The startup is supposedly 2019, so there’s a long lead time on these projects.

James Jampel - HITE Hedge Asset Management LLC - Analyst

Okay, thank you.

Operator

As there are no further questions at this time, I turn the call back over to Randy Burkhalter for closing remarks.

Randy Burkhalter - Enterprise Products Partners L.P. - VP, Investor Relations

Thank you, Stephanie. I would like for you, if you don’t mind, to go ahead and give our listeners the replay information for our call today. Then when you finish, go ahead and give the call back to me. I have a few additional comments.

Operator

Certainly. This call will be available for replay beginning at 1 PM Eastern Time today through 11:59 PM Eastern Time on February 5. The conference ID number for the replay is 69704569. Again, the conference ID number for the replay, 69704569. The number to dial for the replay is 1-800-585-8367 or 1-855-859-2056.

Randy Burkhalter - Enterprise Products Partners L.P. - VP, Investor Relations

Okay. Thank you, Stephanie. Before we conclude the call today, I will note that management has made reference during this call to the proposed merger of Oiltanking Partners with a wholly owned subsidiary of Enterprise. This conference call and any replay or transcript of the call do not constitute an offer to buy or a solicitation of an offer to sell any securities.

In furtherance of the proposed merger, Enterprise has filed a registration statement with the SEC that includes a proxy statement of Oiltanking and a prospectus of Enterprise. The registration statement was declared effective by the SEC on January 9, 2015.

On January 15, 2015, Oiltanking and Enterprise began mailing the definitive proxy statement prospectus to Oiltanking unitholders of record as of the close of business on the January 2, 2015 record date. Investors and security holders of Enterprise and Oiltanking are urged to read the documents filed with the SEC carefully in their entirety, because they contain important information about the proposed merger.

Investors and security holders can obtain free copies of these documents and any other documents filed with the SEC by Enterprise or Oiltanking through the website maintained by the SEC at www.sec.gov. Copies may also be obtained for free by directing a request to investor relations at 713-381-6812.

Enterprise, Oiltanking, and their respective general partners and their directors and certain of the management of the respective general partners may be deemed to be participants in the solicitation of proxies from the unitholders of Oiltanking in connection with the proposed merger. Information about these people is set forth in each Company’s annual report on Form 10-K for the year ended December 31, 2013, and in subsequent statements of changes in beneficial ownership on file with the SEC.

These documents can be obtained free of charge from the sources previously mentioned. Other information regarding these people is contained in the proxy statement prospectus and other materials filed with the SEC.

Thank you for participating in today’s conference call today. That concludes the call. Have a good day. You may now disconnect.

Operator

Thank you for participating in today’s Enterprise Products Partners’ fourth-quarter 2014 earnings call. This concludes today’s conference call. You may now disconnect.

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JANUARY 29, 2015 / 03:00PM GMT, EPD - Q4 2014 Enterprise Products Partners LP Earnings Call

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